UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated February 29, 2016

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
("Sibanye Gold" or "the Company")

Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL

DEALING IN SECURITIES BY A DIRECTOR

Westonaria, 26 February 2016. In compliance with paragraphs
3.63 to 3.74 of the Listings Requirements of JSE Limited ("the
Listings Requirements") we hereby advise that Mr C Keyter, an
Executive Director of Sibanye Gold, has sold the Company's
shares in the market in his own capacity.

Details of the transaction are set out below:

Nature of transaction	On market sale of shares
Transaction Date	25 February 2016
Number of Shares	205244
Class of Security	Ordinary shares
Market Price per share	R54.32
Total Value	R11 148 854.08
Nature of interest	Indirect and Beneficial

Nature of transaction	On market sale of shares
Transaction Date	25 February 2016
Number of Shares	2654
Class of Security	Ordinary shares
Market Price per share	R55.62
Total Value	R147 615.48
Nature of interest	Indirect and Beneficial

In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been
obtained.

ENDS

Contact

James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: February 29, 2016

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer